Exhibit B

NATIONAL FUEL RESOURCES, INC.
BALANCE SHEET

	AT JUNE 30,
	2004	2003
ASSETS
Current Assets:
Cash and Temporary
Cash Investments	$8,541,177	$2,556,245
Accounts Receivable - Net	11,950,038	15,347,592
Accounts Receivable - Interco	398,082	1,636,554
Notes Receivable - Intercompany	41,900,000	39,600,000
Reserve for Bad Debts	(1,247,033)	(1,730,886)
Gas Stored Underground	9,455,622	4,680,303
Other Current Assets	373,208	305,642

	71,371,094	62,395,450

Property, Plant, and Equipment
Furniture and Fixtures	1,169,524	1,149,627
Less - Accumulated DD&A	(1,066,719)	(955,677)

	102,805	193,950

Fair Market Value of Derivative
Financial Instruments-Asset	--	1,014,670
Other Assets	462,440	21,119

	$71,936,339	$63,625,189

LIABILITIES
Current Liabilities:
Accounts Payable	$6,757,777	$7,131,814
Accrued Liabilities	8,430,438	4,407,445
Current Income Taxes - Federal	842,515	1,228,349
Accounts Payable - Intercompany	6,608,278	3,830,280
Notes Payable - Intercompany	--	--
Dividend Payable	1,950,000	200,000

	24,589,008	16,797,888

Long Term Liabilities:
Deferred Income Taxes	(1,809,266)	(2,361,109)
Fair Market Value of Derivative
Financial Instruments-Liability	957,377	--
Miscellaneous Deferred Credits	712,739	4,481,269

	(139,150)	2,120,160

Stockholder's Equity:
Common Stock	10,000	10,000
Capital Paid in Excess of Par	33,490,000	33,490,000
Retained Earnings	14,348,992	11,574,454
Unrealized Gain/Loss	(362,511)	(367,313)

Total Equity	47,486,481	44,707,141

	$71,936,339	$63,625,189